Management Services Agreement

Effective November 14th, 2005

This Agreement is between:

Sungold International Holdings Corp.,
(hereinafter referred to as SIHC)
500 Park Place, 666 Burrard Street
Vancouver, B.C., CANADA V6C 3P6

And,

Horsepower Broadcasting Network (HBN) International Ltd.
(hereinafter referred to as HBN)
500 Park Place, 666 Burrard Street
Vancouver, B.C., CANADA V6C 3P6

And,

Patrick Kearns
(hereinafter referred to as PK)
29 Glendine Heights
Castle Comer Rd.
Kilkenny Ireland

Whereas, the Board of Directors of SIHC have expressed a desire to appoint a Vice-President International Operations for SIHC, to promote and oversee the international marketing and development of HBN and SIHC, including specifically the Horsepower® World Pool game, and the advertising associated with it through the subsidiary Racing Unified Network Inc.and,

Whereas, Patrick Kearns (PK) , shall be appointed as Vice-President International Operations of SIHC,

Now therefore and in consideration of the foregoing, it is hereby agreed as follows:

PK will assume the position of Vice-President International Operations of SIHC.

  The term of this agreement shall be for a Six Month period of time and take full effect upon signing of this agreement.
  This agreement can be renewed or altered upon expiry in accordance with negotiations between the Management Committee and Board of Directors.
  PK shall receive an allocation of 100,000 Class A Common shares of SIHC at the time of signing.
  PK shall receive a further allocation of 250,000 Class A Common shares of SIHC at the time when the Horsepower® World Pool game is operational in Bulgaria.

  PK shall receive a monthly fee, payable in advance on the fifteenth of every month, commencing November 15, 2005 of Three Thousand Euro Dollars ($3,000.00).
  Upon signing of this agreement, PK shall be issued an option to purchase at any time before May 31st 2007 from Sungold International Holdings Corp. Treasury 250,000 unrestricted Class A Common shares (trading symbol SGIHF) at Fifteen cents US funds ($0.15 US) per share without restriction and tradable upon issuance.
  PK shall be eligible for bonuses as determined by the management committee.
  Reasonable, or pre-approved expenses incurred by PK on behalf of the company shall be reimbursed by the company.

TERMINATION

This agreement may be terminated by a majority vote of the Management Committee if ratified by the Board of Directors upon payment of two months notice, in which case the stock option rights remain in force as specified until their expiration date.

PK may resign at any time in which case no further payments are owing. If PK resigns, the stock options in force expire within two months of the resignation notice.

EFFECTIVE DATE

This agreement shall be in full force and effect immediately upon acceptance as signed and witnessed below.

The parties agree that an executed copy received by telefax will represent a completed agreement. This agreement has been approved and accepted by the following individuals who have full and complete authority to legally bind each party respectively:

Sungold International Holdings Corp., and
Horsepower Broadcasting Network (HBN)
International Ltd.

/s/ Keith Blackwell
T. Keith Blackwell, Chief Financial Officer

Witnessed by: /s/ Larry Simpson

Larry Simpson
Print Name:

And,

/s/ Patrick Kearns
Patrick Kearns

Witnessed by: /s/ Nicola Burgess

Nicola Burgess
Print Name:

Dated this 144h day of November, 2005.